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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

BROWN-FORMAN CORPORATION
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
115637-10-0
(CUSIP Number)
Thomas E. Rutledge
Stoll Keenon Ogden PLLC
1700 PNC Plaza
500 West Jefferson Street
Louisville, Kentucky 40202
(502) 582-1601
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 14, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	115637-10-0

1	NAMES OF REPORTING PERSONS: Owsley Brown II

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		653,002

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,085,987

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		653,002

WITH	10	SHARED DISPOSITIVE POWER:

		12,085,987

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	12,738,989

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	22.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1. Security and Issuer.
Brown-Forman Corporation
Class A Common Stock
850 Dixie Highway
Louisville, Kentucky 40210
Item 2. Identity and Background.

a)	Name:	Owsley Brown II

b)	Principal Business address:	850 Dixie Highway
Louisville, Kentucky 40210
c)	Chairman and Chief Executive Officer of the issuer, Brown-Forman Corporation.
d)	Criminal Convictions: No criminal convictions in the last five years (excluding traffic violations or similar misdemeanors).
e)	Securities Proceedings: No judgments, decrees or final orders enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     Not applicable.
Item 4. Purpose of Transaction.
     On March 14, 2006, the undersigned became an advisor to a trust holding Brown-Forman Class A Common Stock. As an advisor the undersigned shares voting and dispositional power over the shares held by the trust. As of the date of this filing the other members of this advisory committee are Brooke Barzun and Augusta Brown Holland, both of whom are daughters of the undersigned. The undersigned is an advisor to another trust for which the other members of the advisory committee are W.L. Lyons Brown, Jr. and Ina B. Bond, both of whom are siblings of the undersigned. Sara S. Brown, the mother of the undersigned, has the right to receive dividends and the proceeds of sale from certain shares for which the undersigned has shared voting and dispositional control, with those shares being more than 5% of the Class A Common Stock.
Item 5. Interest in Securities of the Issuer.
     The amount of shares beneficially owned by the undersigned as of the date set forth below is as follows:

		Aggregate	Percent
		Number	of Class
(a)	Beneficially Owned	12,738,989	22.4%

(b)	Sole Voting Power	653,002
	Shared Voting Power	12,085,987
	Sole Disposition Power	653,002
	Shared Disposition Power	12,085,987
(c)	The undersigned, in the sixty days prior to March 14, 2006, had no transactions in the Class A Common Stock of Brown-Forman Corporation.

(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     None.
Item 7. Material to Be Filed as Exhibits.
     None.
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2006
/s/ Owsley Brown II Owsley Brown II